Exhibit 99.1

J-Long Group Limited

(an exempted company incorporated in the Cayman Islands with limited liability)

(NASDAQ: JL)

3A, Hong Kong Spinners Industrial Building (Phase 1&2)

No. 800, Cheung Sha Wan Road

Kowloon, Hong Kong

November 9, 2026

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of J-Long Group Limited (the “AGM”) to be held on November 20, 2026 at 10:30 a.m. Hong Kong Time at 3A, Hong Kong Spinners Industrial Building (Phase 1&2), No. 800, Cheung Sha Wan Road, Kowloon, Hong Kong. The matters to be acted upon at the AGM are set forth and described in the AGM Notice and Proxy Statement, which are attached hereto. We request that you read all of them carefully.

We hope that you will attend the AGM. Whether or not you expect to attend the AGM, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States) as promptly as possible in accordance with the instructions printed on it, not less than 48 hours before the time appointed for holding the AGM or adjourned or postponed AGM in accordance with the currently effective second amended and restated memorandum and articles of association. You may, of course, attend the AGM and vote even if you have signed and returned your Proxy Card to us and in such event, the Proxy Card shall be deemed to be revoked.

Sincerely,

/s/ Edwin Chun Yin Wong
Edwin Chun Yin Wong
Chief Executive Officer and Director

J-Long Group Limited

(an exempted company incorporated in the Cayman Islands with limited liability)

(NASDAQ: JL)

3A, Hong Kong Spinners Industrial Building (Phase 1&2)

No. 800, Cheung Sha Wan Road

Kowloon, Hong Kong

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that you are cordially invited to attend an annual general meeting (the “AGM”) of shareholders of J-Long Group Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”) to be held on November 20, 2026 at 10:30 a.m. Hong Kong Time at 3A, Hong Kong Spinners Industrial Building (Phase 1&2), No. 800, Cheung Sha Wan Road, Kowloon, Hong Kong to consider and if thought fit, to pass with or without amendment the following resolutions:

Proposals

1.	RESOLVED AS AN ORDINARY RESOLUTION THAT, the authorized share capital of the Company be and is hereby increased from US$51,000 consisting of 133,000,000 Class A ordinary shares of US$0.000375 each (the “Class A Ordinary Shares”) and 3,000,000 Class B ordinary shares of US$0.000375 each (the “Class B Ordinary Shares”) to US$825,000 consisting of 2,000,000,000 Class A Ordinary Shares of US$0.000375 each and 200,000,000 Class B Ordinary Shares of US$0.000375 each by the creation of additional 1,867,000,000 Class A Ordinary Shares and additional 197,000,000 Class B Ordinary Shares (the “Increase of Authorised Share Capital”).

2.	RESOLVED AS A SPECIAL RESOLUTION THAT the following proposed amendments (the “Proposed Amendments”) to the existing second amended and restated memorandum and articles of association of the Company be and hereby are approved:

(i)	the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall be entitled to thirty (30) votes; and Class A Ordinary Shares shall continue to carry one (1) vote per share;

(ii)	each Class B Ordinary Share be convertible into one (1) fully paid Class A Ordinary Share at the option of the holder thereof, at any time after issue and without the payment of any additional sum; and Class A Ordinary Shares are not convertible into any Class B Ordinary Shares under any circumstances;

(iii)	the notice period of any general meeting of the Company (including an annual general meeting) be changed from at least 10 clear days to at least 5 clear days;

(iv)	the provisions in the articles of association of the Company in connection with the record date for the purposes of holding general meetings and payment of dividend and other distribution be amended as set out in the Amended M&A (as defined below);

(v)	the provisions in the articles of association of the Company in connection with the written resolutions of the shareholders of the Company be amended so that a written ordinary resolution may be signed by the requisite majority as set out in the Amended M&A; and

(vi)	new provisions for exclusive jurisdiction in respect of disputes in connection with the Company on the terms set out in the Amended M&A be approved.

3.	RESOLVED AS A SPECIAL RESOLUTION THAT subject to and conditional upon the approval of the shareholders of the Company for the Increase of Authorised Share Capital and the Proposed Amendments, the third amended and restated memorandum and articles of association of the Company (the “Amended M&A”), as set forth in Annex A to the notice of annual general meeting and the proxy statement be and hereby is approved and adopted with immediate effect, in substitution for, and to the exclusion of, the existing second amended and restated memorandum and articles of association of the Company.

4.	RESOLVED AS AN ORDINARY RESOLUTION THAT subject to and conditional upon the approval for the Increase of Authorised Share Capital, the Proposed Amendments and the adoption of the Amended M&A, any one or more of the directors (the “Directors”) and officers of the Company be and is hereby authorized to do all such acts and things and execute and deliver all such documents, which are ancillary to the Increase of Authorised Share Capital, the Proposed Amendments and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered office service provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Increase of Authorised Share Capital, the Proposed Amendments, the adoption of the Amended M&A, and the passing of the foregoing resolutions.

5.	RESOLVED AS AN ORDINARY RESOLUTION THAT the chairman of the annual general meeting of the Company (the “AGM”) be and hereby is authorized to adjourn the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the AGM, there are not sufficient votes to approve Proposals 1 to 4 above.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the AGM.

Holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares at the close of business on October 26, 2026 (the “Record Date") are entitled to receive notice of, and to attend and vote at, the AGM.

It is important that your shares are represented at the AGM. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the AGM in person, please vote your shares promptly.

If you plan to attend the AGM in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the AGM, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the AGM and vote in person.

By Order of the Board of Directors,

/s/ Edwin Chun Yin Wong
Edwin Chun Yin Wong
Chief Executive Officer and Director

November 9, 2026

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE  AGM TO BE HELD ON NOVEMBER 20, 2026

This Notice and Proxy Statement are also available online at https://ts.vstocktransfer.com/irhlogin/J-LONG

November 9, 2026

J-Long Group Limited

3A, Hong Kong Spinners Industrial Building (Phase 1&2)

No. 800, Cheung Sha Wan Road

Kowloon, Hong Kong

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 20, 2026 AT 10:30 A.M. HONG KONG TIME

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of J-Long Group Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Annual General Meeting of Shareholders (the “AGM”). The AGM is to be held on November 20, 2026 at 10:30 a.m. Hong Kong Time at 3A, Hong Kong Spinners Industrial Building (Phase 1&2), No. 800, Cheung Sha Wan Road, Kowloon, Hong Kong.

We will send or make these proxy materials available to shareholders on or about November 9, 2026.

GENERAL INFORMATION

Purpose of the AGM

The purposes of the AGM are to seek shareholders’ approval of the following resolutions:

Proposals

1.	RESOLVED AS AN ORDINARY RESOLUTION THAT, the authorized share capital of the Company be and is hereby increased from US$51,000 consisting of 133,000,000 Class A ordinary shares of US$0.000375 each (the “Class A Ordinary Shares”) and 3,000,000 Class B ordinary shares of US$0.000375 each (the “Class B Ordinary Shares”) to US$825,000 consisting of 2,000,000,000 Class A Ordinary Shares of US$0.000375 each and 200,000,000 Class B Ordinary Shares of US$0.000375 each by the creation of additional 1,867,000,000 Class A Ordinary Shares and additional 197,000,000 Class B Ordinary Shares (the “Increase of Authorised Share Capital”).

2.	RESOLVED AS A SPECIAL RESOLUTION THAT the following proposed amendments (the “Proposed Amendments”) to the existing second amended and restated memorandum and articles of association of the Company be and hereby are approved:

(i)	the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall be entitled to thirty (30) votes; and Class A Ordinary Shares shall continue to carry one (1) vote per share;

(ii)	each Class B Ordinary Share be convertible into one (1) fully paid Class A Ordinary Share at the option of the holder thereof, at any time after issue and without the payment of any additional sum; and Class A Ordinary Shares are not convertible into any Class B Ordinary Shares under any circumstances;

(iii)	the notice period of any general meeting of the Company (including an annual general meeting) be changed from at least 10 clear days to at least 5 clear days;

(iv)	the provisions in the articles of association of the Company in connection with the record date for the purposes of holding general meetings and payment of dividend and other distribution be amended as set out in the Amended M&A (as defined below);

(v)	the provisions in the articles of association of the Company in connection with the written resolutions of the shareholders of the Company be amended so that a written ordinary resolution may be signed by the requisite majority as set out in the Amended M&A; and

(vi)	new provisions for exclusive jurisdiction in respect of disputes in connection with the Company on the terms set out in the Amended M&A be approved.

3.	RESOLVED AS A SPECIAL RESOLUTION THAT subject to and conditional upon the approval of the shareholders of the Company for the Increase of Authorised Share Capital and the Proposed Amendments, the third amended and restated memorandum and articles of association of the Company (the “Amended M&A”), as set forth in Annex A to the notice of annual general meeting and the proxy statement be and hereby is approved and adopted with immediate effect, in substitution for, and to the exclusion of, the existing second amended and restated memorandum and articles of association of the Company.

4.	RESOLVED AS AN ORDINARY RESOLUTION THAT subject to and conditional upon the approval for the Increase of Authorised Share Capital, the Proposed Amendments and the adoption of the Amended M&A, any one or more of the directors (the “Directors”) and officers of the Company be and is hereby authorized to do all such acts and things and execute and deliver all such documents, which are ancillary to the Increase of Authorised Share Capital, the Proposed Amendments and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered office service provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Increase of Authorised Share Capital, the Proposed Amendments, the adoption of the Amended M&A, and the passing of the foregoing resolutions.

5.	RESOLVED AS AN ORDINARY RESOLUTION THAT the chairman of the annual general meeting of the Company (the “AGM”) be and hereby is authorized to adjourn the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the AGM, there are not sufficient votes to approve Proposals 1 to 4 above.

Shareholders Entitled to Vote at the AGM

Only shareholders of record of our Class A Ordinary Shares and Class B Ordinary Shares as of the close of business on October 26, 2026 (the “Record Date") are entitled to notice and to attend and vote at the AGM and any adjournment or postponement thereof.

On a vote by way of poll, each fully paid Class A Ordinary Share is entitled to one (1) vote on each matter properly brought before the AGM and each fully paid Class B Ordinary Share is entitled to twenty (20) votes on each matter properly brought before the AGM. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the AGM.

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the AGM or vote by proxy. Whether or not you plan to attend the AGM, to ensure your vote is counted, we encourage you to vote before the AGM.

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the AGM. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

Quorum Requirement

According to the Company’s second amended and restated memorandum and articles of association, the quorum of the AGM shall be two (2) shareholders entitled to vote and present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting Class A Ordinary Shares and Class B Ordinary Shares in the Company throughout the meeting.

Votes Required

Assuming a quorum as referenced above is reached:

•	Proposal 1 requires an ordinary resolution under the existing second amended and restated memorandum and articles of association and the Cayman Islands law, being the affirmative (“FOR”) vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the AGM, voting in person or by proxy at the AGM;

•	Proposal 2 requires a special resolution under the existing second amended and restated memorandum and articles of association and the Cayman Islands law, being the affirmative (“FOR”) vote of a majority of at least two thirds of the votes cast by such shareholders, being present and entitled to vote at the AGM, voting in person or by proxy at the AGM;

•	Proposal 3 requires a special resolution under the existing second amended and restated memorandum and articles of association and the Cayman Islands law, being the affirmative (“FOR”) vote of a majority of at least two thirds of the votes cast by such shareholders, being present and entitled to vote at the AGM, voting in person or by proxy at the AGM;

•	Proposal 4 requires an ordinary resolution under the existing second amended and restated memorandum and articles of association and the Cayman Islands law, being the affirmative (“FOR”) vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the AGM, voting in person or by proxy at the AGM;

•	Proposal 5 requires an ordinary resolution under the existing second amended and restated memorandum and articles of association and the Cayman Islands law, being the affirmative (“FOR”) vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the AGM, voting in person or by proxy at the AGM.

Only shares that are voted are taken into account in determining the proportion of votes cast for the Proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact the outcome of the Proposals.

Submission of Votes

Your shares may only be voted at the AGM if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the AGM, we encourage you to vote by proxy to ensure that your shares will be represented. You may vote using any of the following methods described below.

Registered shareholders may vote in the following ways:

•	By submitting your vote online;

•	By submitting your vote telephonically;

•	By completing the proxy card and returning it by fax;

•	By completing the proxy card and returning it to the address noted; or

•	By attending and voting your shares at the AGM.

We are offering registered shareholders the opportunity to vote their shares by telephone or online. Shareholders may vote by telephone or online by following the procedures described on the proxy card. To vote via telephone or online, please have the proxy card in hand and call the number or go to the website listed on the proxy card and follow the instructions. The telephone and internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions, and to confirm that shareholders’ instructions have been recorded properly.

If your shares are held in a stock brokerage account or by a bank or other nominee, follow the instructions provided by your broker, bank or other nominee for voting your shares prior to the AGM.

The instructions by which you may vote your shares at the AGM differ based on whether you hold shares in your name as the shareholder of record or beneficially in street name. Shares held beneficially in street name may be voted at the AGM only if you first obtain a legal proxy from the broker, bank or other nominee that holds your shares as of the Record Date. We are not involved in the provision of legal proxies from brokers to beneficial shareholders. If either you do not request a legal proxy prior to the AGM or your broker fails to provide you with a legal proxy, then you will not be able to vote at the AGM.

Even if you plan to attend the AGM, we recommend that you also submit your proxy or voting instructions online or by telephone, fax or mail so that your vote will be counted if you later decide not to attend the AGM.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and our officers and employees, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. We will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL 1

INCREASE OF AUTHORIZED SHARE CAPITAL

Background

On October 26, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolution:

Proposed Resolution

It is proposed that at the AGM, the following resolution be adopted:

Proposal One – “RESOLVED AS AN ORDINARY RESOLUTION THAT the authorized share capital of the Company be and is hereby increased from US$51,000 consisting of 133,000,000 Class A ordinary shares of US$0.000375 each (the “Class A Ordinary Shares”) and 3,000,000 Class B ordinary shares of US$0.000375 each (the “Class B Ordinary Shares”) to US$825,000 consisting of 2,000,000,000 Class A Ordinary Shares of US$0.000375 each and 200,000,000 Class B Ordinary Shares of US$0.000375 each by the creation of additional 1,867,000,000 Class A Ordinary Shares and additional 197,000,000 Class B Ordinary Shares (the “Increase of Authorised Share Capital”).”

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the AGM is required to approve Proposal 1. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” Proposal 1. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal 1, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 1.

PROPOSAL 2

APPROVE PROPOSED AMENDMENTS

Background

On October 26, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following special resolution:

Proposed Resolution

It is proposed that at the AGM, the following resolution be adopted:

Proposal Two – “RESOLVED AS A SPECIAL RESOLUTION THAT the following proposed amendments (the “Proposed Amendments”) to the existing second amended and restated memorandum and articles of association of the Company be and hereby are approved:

(i)	the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall be entitled to thirty (30) votes; and Class A Ordinary Shares shall continue to carry one (1) vote per share;

(ii)	each Class B Ordinary Share be convertible into one (1) fully paid Class A Ordinary Share at the option of the holder thereof, at any time after issue and without the payment of any additional sum; and Class A Ordinary Shares are not convertible into any Class B Ordinary Shares under any circumstances;

(iii)	the notice period of any general meeting of the Company (including an annual general meeting) be changed from at least 10 clear days to at least 5 clear days;

(iv)	the provisions in the articles of association of the Company in connection with the record date for the purposes of holding general meetings and payment of dividend and other distribution be amended as set out in the Amended M&A (as defined below);

(v)	the provisions in the articles of association of the Company in connection with the written resolutions of the shareholders of the Company be amended so that a written ordinary resolution may be signed by the requisite majority as set out in the Amended M&A; and

(vi)	new provisions for exclusive jurisdiction in respect of disputes in connection with the Company on the terms set out in the Amended M&A be approved.

According to Articles 1 and 5 of the existing second amended and restated memorandum and articles of association of the Company, a resolution in writing signed by or on behalf of all shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall, for the purpose of the existing second amended and restated memorandum and articles of association, be treated as an ordinary resolution duly passed at a general meeting of the Company duly convened and held and, where relevant as a special resolution so passed, and if at any time the share capital of the Company is divided into different classes of shares, all or any of the special rights attached to any class (unless otherwise provided for by the terms of issue of the shares of that class) may, subject to the provisions of the Companies Act (Revised) of the Cayman Islands, be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Danny Tze Ching Wong and Edwin Chun Yin Wong being the shareholders of all the issued Class B Ordinary Shares as of the Record Date have by written resolutions dated October 26, 2026 approved the items (i) and (ii) under Proposal 2 in relation to the variation of certain rights of the Class B Ordinary Shares.

Required Vote

The affirmative vote of a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the AGM is required to approve Proposal 2. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” Proposal 2. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal 2, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 2.

PROPOSAL 3

APPROVE AND ADOPT THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Background

On October 26, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following special resolution:

Proposed Resolution

It is proposed that at the AGM, the following resolution be adopted:

Proposal Three – “RESOLVED AS A SPECIAL RESOLUTION THAT, subject to and conditional upon the approval of the shareholders of the Company for the Increase of Authorised Share Capital and the Proposed Amendments, the third amended and restated memorandum and articles of association of the Company (the “Amended M&A”) as set forth in Annex A to the notice of annual general meeting and the proxy statement be and hereby is approved and adopted with immediate effect, in substitution for, and to the exclusion of, the existing second amended and restated memorandum and articles of association of the Company.”

Required Vote

The affirmative vote of a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the AGM is required to approve Proposal 3. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” Proposal 3. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal 3, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 3.

PROPOSAL 4

APPROVE GENERAL AUTHORIZATION

Background

On October 26, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolution:

Proposed Resolution

It is proposed that at the AGM, the following resolution be adopted:

Proposal Four – “RESOLVED AS AN ORDINARY RESOLUTION THAT, subject to and conditional upon the approval for the Increase of Authorised Share Capital, the Proposed Amendments and the adoption of the Amended M&A, any one or more of the directors (the “Directors”) and officers of the Company be and is hereby authorized to do all such acts and things and execute and deliver all such documents, which are ancillary to the Increase of Authorised Share Capital, the Proposed Amendments and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered office service provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Increase of Authorised Share Capital, the Proposed Amendments, the adoption of the Amended M&A, and the passing of the foregoing resolutions.”

Required Vote

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the AGM is required to approve Proposal 4. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” Proposal 4. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal 4, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 4.

PROPOSAL 5

APPROVE ADJOURNMENT OF THE AGM BY CHAIRMAN

Background

On October 26, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolution:

Proposed Resolution

It is proposed that at the AGM, the following resolution be adopted:

Proposal Five – “RESOLVED AS AN ORDINARY RESOLUTION THAT, the chairman of the annual general meeting of the Company (the “AGM”) be and hereby is authorized to adjourn the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the AGM, there are not sufficient votes to approve Proposals 1 to 4 above”

Required Vote

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the AGM is required to approve Proposal 5. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” Proposal 5. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal 5, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 5.

ADDITIONAL INFORMATION

Other Matters

Our Board is not aware of any business to come before the AGM other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the AGM, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Pl, Woodmere, NY 11598, and its telephone number is 212-828-8436.

Where You can Find More Information

We file annual reports and other documents with the SEC under the Securities Exchange Act of 1934, as amended. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

By order of the Board of Directors

By:	/s/ Edwin Chun Yin Wong
Name:	Edwin Chun Yin Wong
Title:	Chief Executive Officer and Director

November 9, 2026

ANNEX A

THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION